                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

                       INFORMATION STATEMENT PURSUANT
                          TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          SUCCESS BANCSHARES, INC.
                              (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                  864578109
                               (CUSIP Number)



Date of Reportable Event October 24, 1998
Check the appropriate box to designate the rule pursuant to which this
 Schedule is held:
                                  [ ]     Rule 13d - 1(b)
                                  [X]     Rule 13d - 1(c)
                                  [ ]     Rule 13d - 1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 864578109                                                  Page 2 of 5
                                  SCHEDULE 13G
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1.   NAME OF REPORTING PERSON
     S.S.OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GEORGE M. OHLHAUSEN
     SS# ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [ ]           (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U. S. A.



NUMBER OF               5. SOLE VOTING POWER                180,886
SHARES
BENEFICIALLY            6. SHARED VOTING POWER               68,000
OWNED BY
EACH                    7. SOLE DISPOSITIVE POWER           180,886
REPORTING
PERSON                  8. SHARED DISPOSITIVE POWER          68,000
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                       248,886

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           8.53%

12.  TYPE OF REPORTING PERSON*

     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 864578109                                                  Page 3 of 5
                                  SCHEDULE 13G
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Item 1.

     (a)  Name of issuer:  Success Bancshares, Inc.

     (b)  Addresses of issuer's principal executive offices:
            One Marriott Drive
            Lincolnshire, IL 60069

Item 2.

     (a)  Name of person filing:  George M. Ohlhausen

     (b) Address of principal business office or, if none, Residence: c/o Success Bancshares, Inc.
            One Marriott Drive
            Lincolnshire, IL 60069

     (c)  Citizenship:  U. S. A.

     (d)  Title of class of securities:  Common Stock

     (e)  CUSIP No.:  864578109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
          78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ] An investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E);

     (f)  [ ] An employee benefit plan or endowment fund in accordance with
          Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ] A parent holding company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP NO. 864578109                                                  Page 4 of 5
                                 SCHEDULE 13G
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     (j)  [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J).

     If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]

Item 4    Ownership.

     (a)  Amount beneficially owned:  248,886

     (b)  Percentage of class: 8.53%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:                180,886
          (ii)  Shared power to vote or to direct the vote:               68,000
          (iii) Sole power to dispose or to direct the disposition of:   180,886
          (iv)  Shared power to dispose or to direct the disposition of:  68,000

Item 5    Ownership of 5 percent or less of a class:

          Not Applicable

Item 6    Ownership of More than 5 Percent on Behalf of Another Person:
          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          Not Applicable

Item 8    Identification and Classification of Members of the Group:
          Not Applicable

Item 9    Notice of dissolution of group:
          Not Applicable

Item 10   Certification:


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 864578109                                                  Page 5 of 5
                                 SCHEDULE 13G
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 1998



               /s/ Steven A. Covert
               --------------------------------------
               Steven A. Covert,
               authorized and designated to sign on
               behalf of reporting person pursuant to
               confirming statement.